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STRUT Learning Inc.
May 14, 2021

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Learn2Strut **$35,000**
Education Tech Funding Goal

Social Impact | Pandemic-Safe | MBA Owner | PhD Owner | Helps Kids | Emotional Intelligence | 119 Days Left

Funding Status

All investors get a full refund if $35,000 is not reached when the time to invest expires.

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$0 of $35,000

0% of goal raised
0 investors
119 Days Left to Invest

What We Do

STRUT Learning, Inc. ("Learn2strut") is an emotional intelligence technology company that builds adaptive and responsive emotional intelligence (EQ) tools that can be used by schools and parents nationwide. Examples of emotional intelligence are psychological characteristics such as grit and leadership.

Research shows that even children with high IQs may not succeed in school or in life should they have low emotional intelligence. EQ training can help children of all ages understand the journey of trying to succeed, which in many cases includes how to process failure, rejection, and how to build discipline. EQ is proven to increase graduation by 54% and career readiness by 46%, while decreasing

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negative behaviors by 10%. And it can do so much more. In fact, 90% of principals are investing in EQ. Learn2strut is here to help make students more successful by making the academic and emotional learning process easier. EQ-based curriculum is now required in 29 states and growing nationally and internationally.

Until now, we have been scaling and developing our products at pace without need of outside capital, however, with COVID teaching restrictions and remote learning on the rise, research has shown that students need our help now more than ever. By raising capital with Miventure, we can expand our products to more schools, parents, and ultimately students nationwide to lead them to success both academically and in their personal life.

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Highlights

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Highlights

- STRUT Learning Inc. was incorporated in September 2018
- Published two (2) academic publications on Emotional Intelligence on November 2018
- Website launched in February 2019
- Raised a total of $100,000 from friends and family by August 2019
- Accepted into Startup Boost Pre-Accelerator with Techstars on May 2020
- Launched SELDA EQ Assessment on January 2020
- Accepted into Amazon EdStart Accelerator on September 2020
- Accepted into gBeta Social Impact - gener8tor Accelerator on October 2020
- Launched eMojo EQ on October 2020
- Published our third academic publication on November 2020
- Gained 600 Active users by November 2020
- 3 presale committed clients (LOIs) by November 2020
- 20 committed partners (LOIs) by November 2020

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- Accepted into USC Rossier EdVentures Accelerator December 2020

Use of Funds Raised

Learn2strut will use the funds to further grow their business by investing in marketing for their new products and for more B2B sales resources with public schools and non-profit organizations. The funds will also go to further develop their flagship product, eMojo.



$35,000
Breakdown

- Miventure Fee (7%)
- Marketing (13%)
- Hiring (27%)
- Product Development (53%)

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Meet The Team



Mitch Schneider
Founder & CEO

Mitch has developed multiple social ventures and has a history of success in strategy, fundraising, social ROI, program implementation, and leadership development (youth, nonprofit, executives). His lifelong pursuit to promote empowerment and reduce multi-generational poverty has led him to the education sector. Mitch has a master's degrees in international management, entrepreneurial management, and elementary education, and EDD ('21) in EQ technology.



Douglas Yau, Ph.D, MBA, CMD
Co-Founder & Board Chairman

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(youth, nonprofit, executives). His lifelong pursuit to promote empowerment and reduce multi-generational poverty has led him to the education sector. Mitch has a master's degrees in international management, entrepreneurial management, and elementary education, and EDD ('21) in EQ technology.



Douglas Yau, Ph.D, MBA, CMD
Co-Founder & Board Chairman

Douglas is a former MBA instructor of EQ and an Angel investment advisor. He also serves as the Chairman of the Board and a strong fundraising team member. Doug has several degrees: BS, PHD, and MBA from the University of Chicago, UIC, and Depaul University. Having seen the positive effects of increasing his own EQ, Doug has made it a life goal of enhancing the emotional intelligence of our kids, so that they may enjoy academic and career success and in turn enhance society as a whole.

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Startup News

Investment Risks

Offering Documents

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Learn2Strut is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Learn2Strut without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

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Offering Type: **Reg CF**

What's My Ownership Stake?

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Startup News

Investment Risks

Offering Documents

Share this Opportunity

Learn2Strut is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared

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Our World Needs More EQ, Not IQ

Learn2Strut

Meet Mitch Schneider, the founder of STRUT Learning

Why did you build STRUT Learning?

With pandemic restrictions and remote learning being the new norm, children today have the greatest need for developing their emotional intelligence (EQ) skills such as self awareness, empathy, leadership and teamwork, in order to be college-ready and to achieve life-long

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nevertheless at home. Historically, schools

training, schedule, time, cost, and digital access. As an academic and teacher myself, I knew we needed to build a solution to this problem. So we created STRUT Learning, a web-based EdTech solution that integrates into school mandated curriculums to teach EQ.

Why is emotional intelligence important to you?

When I was younger, I always knew I wanted to make a positive impact in this world. After gaining technical expertise in the corporate world, learning how to lead with passion in nonprofits, and being able to innovate through startups; I came to realize that to solve our greatest challenges we would need to leverage the power of capitalism and high-impact technology. The biggest challenge today being "poverty."

Unlike most poverty-reducing solutions that focus only on the symptoms, emotional intelligence (EQ) solves this problem proactively.

First, EQ is academically proven to positively

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relationships, career, and life. No other solution is so powerful or ubiquitous.

Second, EQ now has a scientific framework and curricula to both assess and develop individual/team competencies. It is no longer something one has to be "born with."

For decades, leaders have talked about having effective soft skills. Now, these factors have been broken down into teachable frameworks, so everyone can turn their potential into reality. While it cannot address hunger, homelessness, or health issues directly, EQ can help fight the source in the cycle of poverty by teaching people the values of grit, leadership, and discipline, among other skills, early on in life.

What moment(s) in your life gave you the confidence to be an entrepreneur?

My journey through life has been filled with various stepping-stones, leading me to where I am today. As with many college students – my friend, Coral, and I were looking for opportunities to occupy our summer. As such, we decided to pursue internships in Kenya. She decided to focus on photography for a business magazine while my focus was on international business. To my surprise, I was

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secretary, within a 500-person corporate photocopy company whilst I had no prior

photocopy company whilst I had no prior experience. The company was run by bigoted South Asian foreigners who created a toxic company culture. My experienced African counterparts would regularly have their ideas immediately rejected, while ideas that seemingly came from me would be praised. Coral had a pleasant working environment but little opportunity for photography. Here we were- in one of the most friendly and vivid cultures, yet not actually experiencing it. We knew that we needed to leave our positions.

One evening, I noticed a gentleman dining alone, and invited him to join us. Little did we know that he was the former Editor-In-Chief of the largest and most reputable East African newspaper. Our impromptu dinner eventually led to jobs. For Coral - it was one step closer to her dream working for National Geographic. For me, it was an opportunity to experience and document culture and people.

I learned nearly every aspect of the process (pre-production to post) and became the most printed photographer on staff within my first two weeks. I would often run several miles

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$50 suit. My first break captured the President's motorcade breaking down. I

documented corruption, the release of political prisoners, horrific accidents, and live bank robberies. Friendships with other photographers led to freelance and feature assignments around the world with Reuters and artistic photography projects. The adventures were gritty, at times frightening, but always eye opening.

The lesson I learned is that the ripple effects of one decision can yield surprising outcomes. Taking calculated risks and the path less traveled, valuing experience over knowledge, and a focus on people are what continues to drive me to be a serial entrepreneur.

Why do you think STRUT Learning will succeed?

We believe that education is the best method to break the cycle of multi-generational poverty. Today, students are faced with an additional challenge of learning remotely without opportunities for social interaction and the long-term detrimental effects are yet to be seen. STRUT provides the building blocks for the development of EQ competencies in a

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and simple to implement in the classroom or remote learning. Our comprehensive platform

one decision can yield surprising outcomes. Taking calculated risks and the path less traveled, valuing experience over knowledge, and a focus on people are what continues to drive me to be a serial entrepreneur.

Why do you think STRUT Learning will succeed?

We believe that education is the best method to break the cycle of multi-generational poverty. Today, students are faced with an additional challenge of learning remotely without opportunities for social interaction and the long-term detrimental effects are yet to be seen. STRUT provides the building blocks for the development of EQ competencies in a right-sized digital platform that is easy-to-use and simple to implement in the classroom or remote learning. Our comprehensive platform combines assessments, customizable curricula, and EQ adaptive technology and provides an A-Z solution at a fraction of the cost. Our success means happiness and prosperity for millions of kids around the world.

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